Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

STINS COMAN INCREASES RiT TECHNOLOGIES' CONVERTIBLE LOAN
BY $5M AND EXTENDS IT BY 6 MONTHS

Tel Aviv, Israel, August 14, 2012 – RiT Technologies (NASDAQ: RITT) and Stins Coman Inc., RiT’s controlling shareholder, today announced that they have increased the maximum loan amount by $5 million to a total of $25 million and extended the term of their convertible loan agreement by  approximately 6 months (until December 31, 2013). Until the end of the agreement period, RiT may call for any unused portion of the loan, which, after the current increase of the maximum loan amount, totals $9.8 million. The remaining provisions of the Loan Agreement are left unchanged.

Commenting on the news, Dr. Vadim Leiderman, RiT's President and CEO, said, “The increase and extension of the Loan Agreement demonstrates Stins Coman's confidence in RiT’s significant long-term potential. We believe that our strategy and products will position us to address some of the acute needs and are confident that these investments will take the company to a whole new level of sales, resulting in the creation of value for RiT's customers and shareholders.”

About RiT Technologies

RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eli Gendler, CFO
+972-77-270-7210
eli.gendler@rittech.com